SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG completes first proprietary BroadSeis-BroadSource 3D survey in Australia

Paris, France – September 25, 2013

CGG announced today the successful completion of its first BroadSeis-BroadSourceTM survey in Australia in July of this year. The ‘Sandman’ deepwater broadband survey on the Northwest Australian shelf was awarded to CGG by Shell Development Australia Pty Ltd.

The 2810-km2 3D BroadSeis survey was acquired by the Viking Vision towing a 12 x 100 x 6000 m spread of steerable Sercel Sentinel® solid streamers and equipped with BroadSource, the company’s proprietary broadband marine seismic source.

BroadSource reinforces the benefits of BroadSeis, CGG’s broadband marine solution, to offer the widest available bandwidth and is ideal for the Northwest shelf of Australia where the broad bandwidth will provide high-resolution imaging, enabling accurate interpretation of subtle hydrocarbon traps, and clear identification of drilling hazards such as shallow gas. The excellent low frequencies will provide better penetration for the imaging of deeper objectives, as well as more reliable reservoir properties for more accurate drilling.

The survey data set is currently being processed in CGG’s Singapore Subsurface Imaging center and is expected to be completed in the second quarter of 2014.

Jean-Georges Malcor, CEO, CGG, said: “As client demand for our broadband solutions and BroadSeis in particular continues to grow, industry interest in the benefits of combining BroadSeis with BroadSource for ghost-free broadband data is also gaining momentum. CGG already has experience in acquiring such surveys in India, Vietnam, the North Sea and now Australia where we have seen new levels of resolution in both the near-surface and for deeper targets. The Sandman survey, acquired successfully using both BroadSeis and BroadSource, is a first globally for Shell and we are confident that it will help unlock the considerable E&P potential of such an important region as the Northwest shelf of Australia.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date	September 25th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP